October 23, 2009

Mr. Jay Webb Reviewing Accountant Division of Corporation Finance United States Securities and Exchange Commission Washington D.C. 20549	Filed via EDGAR

Re:	Orbotech Ltd.

Comments on Form 20-F for the Fiscal Year Ended December 31, 2008

Filed March 27, 2009

File No. 000-12790

Dear Mr. Webb:

Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”) confirms receipt, by facsimile transmission on September 30, 2009, of the letter dated September 30, 2009 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Comment Letter” and the “Commission”). Reference is also made to the Company’s letter of October 1, 2009 to the Commission, and the subsequent communications between Ms. Julie Sherman of the Commission Staff and the Company’s Corporate Secretary, Michael Havin, during which it was indicated that the Commission would be amenable to granting the Company an extension of time, until the week of October 26, 2009, in which to respond to the Comment Letter. Thank you for this accommodation.

Adopting the numbering in the Comment Letter, we respectfully make the following responses to the matters you have raised:

Form 20-F for the fiscal year ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 37

(c) Critical Accounting Policies, page 38

(vii) Goodwill and Acquired Intangible Assets, page 43

(A) Goodwill, page 43

1.	Commission Comment

We note that during 2008 as a result of the global economic downturn that “negatively affected capital expenditure in the electronics industry and a significant reduction in your market capitalization” you recorded an impairment charge for goodwill totaling $110.4 million and we also note a large portion of the written-off amount related to your FPD reporting unit’s goodwill. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following in future filings:

•

We note that you indicate fair value was determined by using a market-based and income approach. In addition to disclosing each of the valuation methodologies used, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Registrant’s Response

Determining the fair value of a reporting unit requires the exercise of judgment on the part of management and involves the use of estimates and assumptions, including with respect to: (i) future revenues and operating margins used in order to calculate projected future cash flows; (ii) risk-adjusted discount rates; (iii) competitive and economic environments; and (iv) appropriate industry comparables. There are a number of generally accepted methods used for valuing a business. These methods may be used alone or in combination with one another. The ‘income method’ uses forecasted cash flows as a basis to value the business. An aggregate present value is calculated for future cash flows using a separately computed discount rate. The advantage of this method is that it facilitates an analysis of company-specific forecasted operating data and their impact upon the value of a business. The ‘market-based’ method identifies business entities with publicly traded securities whose business and financial risks are comparable to those of the business being valued. The pricing multiple of the companies selected are used to derive the market value of the business under analysis. This method has the advantage of objectivity since it is based upon external, publicly-available data.

In September and December 2008, the Company determined the fair value of each of its reporting units (namely, Printed Circuit Board (“PCB”), Flat Panel Display (“FPD”) and Medical Imaging), in accordance with Financial Accounting Standards (“FAS”) 142, on each occasion using both the market-based and income approaches. The combination of these methods was determined by the Company to provide the most reliable indicators of value in circumstances where the value of the reporting unit is dependent more upon the ability to generate earnings than on the value of the assets used in the production process, as is the case with Orbotech. In applying these approaches at both times, Orbotech relied primarily upon application of the income method in order to value its reporting units and utilized the market-based method mainly as a comparative analysis to assess the reasonableness of the results yielded by the income method. Although in prior years a market-based approach was used for the impairment test, given the volatility of the capital markets at the time of the impairment tests in September and December 2008, it was decided to utilize the income approach in order to better substantiate the value of the goodwill asset. Both approaches yielded similar results on each occasion.

On September 30, 2008, the Company performed its annual evaluation of the goodwill of each reporting unit. The material assumptions used in valuing the Company’s reporting units were projected cash flows and the appropriate discount rate. The discount rate utilized for the Company’s reporting units reflected the relevant risks associated with companies comparable to the applicable reporting unit. Applying the calculation prescribed by FAS 142 at September 30, 2008: (i) there was no impairment to the goodwill associated with the Company’s PCB and FPD reporting units; and (ii) the carrying value of the goodwill associated with the Company’s Medical Imaging reporting unit exceeded its fair value. As a result, goodwill in the amount of $17.0 million associated with the Company’s Medical Imaging reporting unit was written-off. Additionally, during the third quarter of 2008, in connection with its decision to phase out its activities in its assembled PCB business, the Company wrote-off the remaining $5.4 million of goodwill associated with that reporting unit. The Company’s market capitalization as at September 30, 2008 was approximately $267.7 million.

On December 31, 2008, as a result of the global economic downturn that had negatively affected capital expenditures in the electronics industry and a significant reduction in the Company’s market capitalization (to approximately $137.1 million as at that date), the Company determined that a triggering event had occurred that required a test for possible impairment of goodwill. The material assumptions used in valuing the Company’s reporting units were projected cash flows and the appropriate discount rate. The discount rate utilized for these reporting units reflected the relevant risks associated with companies comparable to the applicable reporting unit. Applying the calculation prescribed by FAS 142 at December 31, 2008, there was no implied value attributable to the goodwill associated with the FPD reporting unit. Accordingly, the Company wrote off all $88.0 million of goodwill associated with that reporting unit.

In future filings, the Company will disclose in more detail how it tests goodwill for impairment (substantially in the form discussed above) and will also provide a sensitivity analysis, as appropriate, of the discount rate assumptions used in making these calculations.

(B) Acquired Intangible Assets, page 44

2.	Commission Comment

We note that in addition to the $86 million of goodwill you recorded (and assigned to your FPD reporting unit) as part of your October 2008 acquisition of PDI you also recorded approximately $102 million of identifiable intangible assets. Please tell us and revise future filings to disclose more about how you were able to conclude the value of these intangible assets were not also impaired as a result of factors that caused your FPD reporting unit’s goodwill (which included the goodwill related to your PDI acquisition) to be impaired.

Registrant’s Response

As part of the acquisition of Photon Dynamics, Inc. (“PDI”), $108.5 million of identifiable intangible assets was recorded. Amortization of $11.3 million was recorded against those intangible assets in the fourth quarter of 2008. Subsequently, the remaining net book value, of $97.2 million at December 31, 2008, was tested for impairment using the guidance set forth in FAS 144.

Upon the triggering of a requirement to test for impairment, the Company performed a recoverability test of its identifiable intangible assets as discussed in paragraph 13 of FAS 144, using undiscounted cash flows expected to result from the use of these assets. Given that these assets were initially valued at fair value based on assumptions including projected discounted cash flows only a short time prior to the impairment test, the test using undiscounted cash flows allowed for sufficient cash flows for recoverability. Upon performance of this test, the undiscounted cash flows for these assets exceeded their net book value. After performance of the FAS 144 test, the Company then performed a test of goodwill under FAS 142 using discounted cash flows.

The Company intends, in future filings, to add disclosure in substantially the following form:

“Based on the Company’s assessment, undiscounted cash flows for these intangible assets exceeded their net book value, indicating that as of December 31, 2008 the Company was not required to record an impairment charge with respect to such intangible assets. This assessment differs from the assessment for possible impairment of goodwill, which requires a two-step impairment assessment of the implied fair value of the goodwill using discounted cash flows for an entire reporting unit. The goodwill impairment calculation is impacted by, among other items, the market capitalization of the Company. Therefore, the Company was able to conclude that the FPD unit’s intangible assets were not impaired while the goodwill balances were impaired.”

(h) Results of Operations, page 50

(i) Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 51

3.	Commission Comment

We noted from your disclosure that during the third quarter of 2008 you began phasing out assembled PCB business and from the beginning of 2009 you have ceased to develop and market assembled PCB equipment. Further, during the first quarter of 2009 you signed an agreement for the sale of your assembled PCB systems in the Asia Pacific region. Please tell us if and when management committed to a plan to sell the PCB business and your consideration of the impact of the guidance at paragraphs 41 to 46 of SFAS 144 on your accounting for and presentation of the PCB business sale.

Registrant’s Response

The Company had initially committed to evaluate a strategic move in connection with its assembled PCB business, including the possibility of entering into an appropriate merger or acquisition with respect thereto, or divesting this business. Following unsuccessful efforts to accomplish this, a decision was taken during the third quarter of 2008 to phase out this business instead. In late 2008, in connection with the cessation of the development and marketing of assembled PCB equipment, discussions took place with Orpro Services s.r.l. of Italy (“Orpro”) with regard to a possible divestiture to Orpro of a portion of this business. At that time, criteria indicating that the sale or transfer of this business would probably occur within one year were not apparent; however, the Company continued to pursue discussions with Orpro and remained open to potential negotiations with other suitable parties. An agreement with Orpro was signed on February 15, 2009 and consummated on April 21, 2009. The consideration receivable by the Company for the above divestiture to Orpro was not material to the Company’s overall financial position or results.

In the Company’s accounting treatment of this transaction consideration was given to paragraphs 41 to 46 of FAS 144 and the implications of Emerging Issues Task Force (“EITF”) 03-13, ‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations’. The portion of the business sold did not qualify as an asset group (the smallest irreducible portion of a business that can be ‘discontinued’) since there was no discrete financial data of the sold assets. Further: (a) Orbotech did not sell its finished products inventory to Orpro, but rather continued to sell its remaining inventory to Orpro after the consummation as and when future orders were received; (b) divestiture of the Company’s Asia Pacific assembled PCB operations did not take place; and (c) the Company continues to provide ongoing system support to its installed base of customers in the Asia Pacific region. On these factual bases, the Company determined that it had retained significant continuing involvement from a quantitative and qualitative perspective in the operations of its sold assembled PCB business after the date of the disposal. As such, the divestiture did not qualify as a discontinued operation under FAS 144 and EITF 03-13.

2008 Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

Note 1 - Significant Accounting Policies, page F-10

i - Goodwill, page F-13

4.	Commission Comment

We note your critical accounting policy disclosures on page 43 include detailed disclosures of your goodwill accounting policies. Please expand this note in future filings to include similarly detailed disclosures, including how you assess and measure goodwill for impairment.

Registrant’s Response

The Company will expand this note in future filings to include similarly detailed disclosures to those that appear on page 43 of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as revised in the manner discussed in the Company’s response to Comment 1 above.

l - Recognition of revenue, page F-14

5.	Commission Comment

We noted disclosures herein that “The Company grants its customers a warranty on products sold, usually for a period of six to twelve months. Upon revenue recognition, the Company defers the fair value of the warranty and recognizes it as service revenue ratably over the warranty period.” Please tell us and revise your future disclosures to clarify why the warranties you offer result in the recognition of revenue. Tell us how you have applied the guidance at SFAS 5 with respect to any warranties offered in connection with the products you sell.

Registrant’s Response

Warranties granted to customers are an additional element in the sale of the systems to customers. These warranties are, in essence, services provided, and include training, service, provision of spare parts, telephone support, on-site support and a positive representation that the product will either perform according to certain specifications or that the Company will repair or replace the product if it ceases to work properly. Accordingly, the Company has determined that its warranties are different from conventional warranties offered with products sold in other industries, since they involve the provision of significantly more services. Additionally, these components are offered to all customers after the end of the warranty period under a separate service agreement, at which time they are priced and sold separately from the product. Historically, a significant portion of the Company’s customers, primarily - but not only - in the PCB business, have purchased, and continue to purchase, these same services separately in years subsequent to the system sale. The cost to the Company of the representation that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly (which cost is treated according to FAS 5) is insignificant. Accordingly, the warranties described above have been determined to be considered akin to implied post-contract support services in connection with the related sale and are therefore separated from the other deliverables and recorded as service revenue ratably over the contractual period or as services are performed. The related warranty costs follow the guidance for recording similar types of costs incurred for revenue generating activities with expenses recorded as incurred.

In future filings the Company intends to revise the relevant disclosure substantially as follows:

“The Company grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly is insignificant and is treated according to FAS No. 5, ‘Accounting for Contingencies’.”

Exhibits 12.1 and 12.2

6.	Commission Comment

We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraphs 2, 3, 4(a), 4(c) and 4(d), you have substituted “Annual Report” for “report,” and in paragraph 4(d) you have removed the language “(the registrant’s fourth fiscal quarter in the case of an annual report).” Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Registrant’s Response

The Company will compose its future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

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As requested by the Commission and in connection with responding to the Staff’s comments with respect to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, Orbotech acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that the matters discussed above are substantively responsive to the issues raised in the Comment Letter, and would be pleased to hear further from you should you have any responses or further comments in respect of any of these matters. If you have any questions or require further clarification, please do not hesitate to contact the undersigned at telephone: +972-8-9423568.

Very truly yours,

/s/ Erez Simha
Erez Simha, Corporate Vice President and Chief Financial Officer Orbotech Ltd.

cc:	Assaf Shemer, Kesselman & Kesselman, PricewaterhouseCoopers
LizabethAnn Rogovoy Eisen, Cravath, Swaine & Moore LLP
David Cohen, Tulchinsky Stern Marciano Cohen Levitski & Co., Law Offices